NEWS RELEASE                  NEWS RELEASE             NEWS RELEASE

                 UNITED CAPITAL CORP. ANNOUNCES "DUTCH AUCTION"
              SELF-TENDER OFFER TO REPURCHASE UP TO 500,000 SHARES

COMPANY CONTACT:              Anthony J. Miceli
                              Chief Financial Officer
                              (516) 466-6464

FOR IMMEDIATE RELEASE

Great Neck, NY - August 12, 1999 - United Capital Corp. (ASE:AFP) today announced that its Board of Directors has authorized a "Dutch Auction" self-tender offer for up to 500,000 shares of its common stock or approximately 10% of its outstanding shares. The offer will expire at midnight, New York City time, on September 30, 1999, unless the offer is extended. Under the terms of the offer, the Company will invite shareholders to tender shares at prices between $15 and $17.50 per share. Terms of the Dutch Auction tender offer are described more fully in the Offer to Purchase and Letter of Transmittal, pursuant to which the offer is being made.

In a Dutch Auction, the company sets a price range, and stockholders are given an opportunity to specify prices within that range at which they are willing to sell shares. After the expiration of the tender offer, the company determines a single per share price that will enable it to purchase the stated amount of shares, or such lesser number of shares as have been properly tendered. If the tender offer is oversubscribed, shares validly tendered at or below the purchase price will be subject to proration; however, in this instance United Capital Corp. will not prorate shares tendered by any shareholder owning beneficially fewer than 100 shares in the aggregate as of August 12, 1999 who continues to beneficially own fewer than 100 shares at the expiration of the offer and who tender all such shares in the offer. The tender offer is not conditioned on any minimum number of shares being tendered.

United Capital Corp. expects to fund the offer with available cash resources. Its common stock price closed at $14-7/8 on the American Stock Exchange on August 11, 1999, the last full trading day on the AMEX prior to the announcement of the offer.

United Capital Corp.'s Chairman, President and CEO, A.F. Petrocelli stated: "The repurchase of our shares is clearly the best investment available to our company at this time and is consistent with our long term goal of increasing shareholder value."

Innisfree M&A Incorporated will act as information agent and Continental Stock Transfer & Trust Co. will act as depositary agent for the offer. Any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery related to the offer, may be directed to the information agent at (888) 750-5834. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the offer.

Certain of the statements in this press release are not historical facts and are "forward-looking statements" that involve risks and uncertainties, including general economic conditions, competition, potential technological changes, and potential changes in customer spending and purchasing policies and practices. Although the Company believes that the assumptions could be inaccurate, and statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such informaiton should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved including the financial impact of this transaction.

United Capital Corp. owns and manages real estate and through subsidiaries, provides engineered products to industrial and automotive markets worldwide.

                                     * * *